Exhibit D13

                         SPECIFIED AMOUNT PAYMENT RIDER

This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of the policy.

DEFINITIONS

DISABILITY - For the purposes of this Rider, a Disability must:

1.   result from bodily injury or disease;

2.   begin while the policy and Rider are in force;

3.   exist for a period of not less than six consecutive months; and

4.   prevent the Insured from being Employed as defined below.

If the Insured was Employed on the date Disability began, the Insured must be unable to perform:

1. for the first twenty-four months of Disability, the substantial and material duties of his or her own occupation as of the date of Disability; and thereafter

2. Employment for which the Insured is or can become reasonably fitted by education, training or experience.

If the Insured was not Employed (except if the sole occupation was that of a student or managing a household) on the date Disability began, the Insured must be unable to perform:

1. for the first twenty-four months of Disability, his or her reasonable and customary activities as of the date of Disability; and thereafter

2. Employment for which he or she is or can become reasonably fitted by education, training or experience.

If the Insured's sole occupation was that of student or managing a household on the date Disability began, he or she must be unable to perform that occupation.

We will consider the Insured to be disabled, even if he or she is Employed, upon the entire and permanent loss of:

1.   sight in both eyes; or

2.   the use of both hands or both feet; or

3.   the use of one hand and one foot.


EMPLOYED/EMPLOYMENT - For the purposes of this Rider, Employed/Employment means engaged or engagement in any occupation for wages or profit.

SPECIFIED AMOUNT - The amount that You have selected to be credited to the Cash Value of the policy during the Insured's Disability. This amount is shown on the Policy Summary for this Rider. You may request an increase to the Specified Amount at any time while this Rider is in force. You may request a decrease to the Specified Amount any time after the second Policy Anniversary and while this Rider is in force. We reserve the right to decrease the Specified Amount if You request a reduction to the benefits provided by the policy.

BENEFITS

While the policy and this Rider are in effect and during the Disability of the Insured, We will credit the Specified Amount to the policy's Cash Value on each Policy Anniversary. The first amount that We will credit will be equal to the result of (A x b) divided by twelve, where:
         A equals the Specified Amount; and
         B equals the number of months from the start of the Disability to the first Policy Anniversary that follows the start of the Disability.

If the Disability occurs before the Policy Anniversary on which the Insured is age sixty, benefits will continue until the Maturity Date of the policy or the end of the Insured's Disability, whichever is earlier. In no event will benefits under this Rider be paid past the Maturity Date, regardless of whether the policy coverage is extended beyond this date.

If the Disability occurs on or after the Policy Anniversary on which the Insured is age sixty, but before the Policy Anniversary on which he or she is age sixty-five, benefits under this Rider will continue to the Policy Anniversary on which the Insured is age sixty-five or the end of the Insured's Disability, whichever is earlier.

If the Disability occurs on or after the Policy Anniversary on which the Insured is age sixty-five, there will be no benefits under this Rider.

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We will not credit any Specified Amount that was due to be paid more than one year prior to notice of claim under this Rider. In any settlement under the policy, We will not deduct from the proceeds any Specified Amounts that were credited.

We will not credit any Specified Amount if payment would disqualify the policy as life insurance.


CHANGES

If the policy is changed to another plan of insurance, the benefits provided by this Rider will not be included as part of the new policy, unless evidence of insurability satisfactory to Us is furnished at that time and if a similar Rider is available under the new policy. If the policy is changed during the Disability of the Insured, We will not credit the Specified Amount to the new policy.


NOTICE OF CLAIM

Notice of claim must be given to Us In Writing:

1.   during the lifetime of the Insured; and

2.   during the period of Disability; and

3.   within one year after the start of Disability.

We will not deny or reduce a claim if it is shown that notice of claim was given as soon as reasonably possible


PROOF OF LOSS

We may require proof of Disability no more than once a year. We will not credit further Specified Amounts if proof is not furnished or if Disability has terminated.


END OF DISABILITY

The benefits for Disability as defined above will end if and when the Disability of the Insured ceases. The Specified Amount will not be credited after Disability has ended.


CHARGE

This Rider is issued in consideration of the application for it and the deduction of the additional charge for it. The rates and the method of determining the Rider charge are described on the Policy Summary.


ISSUE DATE

The Issue Date of this Rider is the same as that of the policy unless otherwise shown for the Rider on the Policy Summary.


CONTESTABILITY

When applied to this Rider, the contestability period will begin on this Rider's Issue Date.


TERMINATION

This Rider will terminate on the earliest of:

1. Subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value would not be enough to pay charges for the policy or this Rider; or

2.   failure to pay any charges due for this Rider or the basic policy; or

3.   policy termination; or

4. the policy Maturity Date, regardless of whether the policy coverage is extended beyond this date; or

5. the Deduction Day following Your request In Writing for termination of this Rider; or

6. the Expiry Date of this Rider as shown on the Policy Summary, except with respect to payment of benefits for a Disability that began prior to the Policy Anniversary on which the Insured was age sixty as described in the second paragraph of the "Benefits" provision of this Rider.



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